BRONCO DRILLING COMPANY, INC.

14313 North May Avenue, Suite 100

Oklahoma City, Oklahoma 73134

August 11, 2005

Via EDGAR and Facsimile

Securities and Exchange Commission

100 F Street, NE

Mail Stop 7010

Washington, D.C. 20549

Attn:	H. Roger Schwall

Melinda Kramer

Mail Stop 7010

Re:	Bronco Drilling Company, Inc.

Registration Statement on Form S-1, File No. 333-125405

Dear Mr. Schwall and Ms. Kramer:

Bronco Drilling Company, Inc., a Delaware corporation (the “Company”), pursuant to Rule 461 under the Securities Act of 1933, as amended, respectfully requests the effective date for the above-captioned Registration Statement be accelerated to August 15, 2005 at 5:00 p.m. Washington, D.C. time or as soon thereafter as practicable.

The Company hereby acknowledges that:

1.	Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the accuracy and adequacy of the disclosure in the filing; and

3.	The Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, or require any additional information, please do not hesitate to call me at (405) 745-6060 or Alex Frutos at Akin Gump Strauss Hauer & Feld LLP at (214) 969-2848.

Very truly yours,

/s/ Steven C. Hale

Steven C. Hale

Chief Operating Officer